Exhibit 12.1

Statement re: Computation of Ratios

The computation of the ratio of earnings to fixed charges for the years ended December 31, 2011 through 2015 are as follows:

	Years Ended December 31,
(Millions)	2015	2014	2013	2012	2011
Income from continuing operations before income taxes	$4,234.1	$3,496.6	$2,936.9	$2,545.4	$3,077.8
Add back fixed charges	421.2	391.4	393.2	318.6	293.6
Income as adjusted ("earnings")	$4,655.3	$3,888.0	$3,330.1	$2,864.0	$3,371.4

Fixed charges:
Interest expense	$363.6	$329.3	$333.7	$268.8	$246.9
Portion of rents representative of interest factor	57.6	62.1	59.5	49.8	46.7
Total fixed charges	$421.2	$391.4	$393.2	$318.6	$293.6
Ratio of earnings to fixed charges	11.05	9.93	8.47	8.99	11.48